Ames National Corporation
405 5th Street
Ames, Iowa 50010

December 3, 2013

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Ames National Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed March 31, 2013
        File No. 000-32637

Dear Mr. Rodriguez:

We have received your letter dated November 19, 2013 regarding review of the above-referenced filing of Ames National Corporation (“the Company”).  As you requested, the following is our response to your comments, which are restated for your convenience.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8.  Financial Statements and Supplementary Data

Financial Statements

Note 4 – Debt and Equity Securities, page 64

1.	Comment: You have investments of over $310 million in state and political subdivisions that comprise 214% of your shareholders’ equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:
•	disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

Re:  Ames National Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed March 12, 2013
        File No. 000-32637

•	disclose the nature and primary revenue sources for your special revenue bonds;
•	disclose your concentrations in state, municipal and political subdivision bonds, and
•	disclose your procedures for evaluating investments in state, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Response:

We propose to include the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future period reports.

At December 31, 2012, the Company’s investment securities portfolio included securities issued by 341 government municipalities and agencies located within 25 states with a fair value of $309.6 million.  No one municipality or agency represents a concentration within this segment of the investment portfolio.  The largest exposure to any one municipality or agency was $6.5 million (approximately 2.1% of the fair value of the governmental municipalities and agencies) represented by the Dubuque Iowa Community School  District to be repaid by  sales tax revenues.

The Company’s procedures for evaluating investments in states, municipalities and political subdivisions include but are not limited to reviewing the offering statement and the most current available financial information, comparing yields to yields of bonds of similar credit quality, confirming capacity to repay, assessing operating and financial performance, evaluating the stability of tax revenues, considering debt profiles and local demographics, and for revenue bonds, assessing the source and strength of revenue structures for municipal authorities.    These procedures, as applicable, are utilized for all municipal purchases and are utilized in whole or in part for monitoring the portfolio of municipal holdings.  The Company does not utilize third party credit rating agencies as a primary component of determining if the municipal issuer has an adequate capacity to meet the financial commitments under the security for the projected life of the investment, and, therefore, does not compare internal assessments to those of the credit rating agencies.  Credit rating downgrades are utilized as an additional indicator of credit weakness and as a reference point for historical default rates.

Re:  Ames National Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed March 12, 2013
        File No. 000-32637

The following table summarizes the total general obligation and revenue bonds in the Company’s investment securities portfolios as of December 31, 2012 identifying the state in which the issuing government municipality or agency operates.

	At December 31, 2012

	Amortized	Fair
	Cost	Value

Obligations of states and political subdivisions:
General Obligation bonds:
Iowa	$98,803,980	$102,016,487
Texas	13,201,425	13,738,680
Illinois	11,406,449	11,718,441
Other (20 states)	48,168,921	49,738,568

Total general obligation bonds	$171,580,775	$177,212,176

Revenue bonds:
Iowa	$121,155,882	$124,924,719
Other (9 states)	7,289,303	7,436,066

Total revenue bonds	$128,445,185	$132,360,785

Total obligations of states and political subdivisions	$300,025,960	$309,572,961

As of December 31, 2012, the revenue bonds in the Company’s investment securities portfolios were issued by government municipalities and agencies to fund public services such as community school facilities, college and university dormitory facilities and water utilities.  The revenue bonds are to be paid from 11 revenue sources.  The revenue sources that represent 5% or more, individually, as a percent of the total revenue bonds are summarized in the following table.

Re:  Ames National Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed March 12, 2013
        File No. 000-32637
	At December 31, 2012

	Amortized	Fair
	Cost	Value

Revenue bonds by revenue source
Sales tax	$76,017,936	$78,983,072
College and universities, primarily dormitory revenues	13,930,204	14,107,691
Water	9,649,842	9,726,152
Other	28,847,203	29,543,870

Total revenue bonds by revenue source	$128,445,185	$132,360,785

See Note 4 to the consolidated financial statement for additional information related to the investment securities.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the staff comments or changes to disclosures in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for assisting us with these matters.  Should you have any questions, please feel free to contact me at (515) 663-3058.

Sincerely,
Ames National Corporation

/s/  John P. Nelson
John P. Nelson
Chief Financial Officer